UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Disposal of Treasury Shares

On October 12, 2021, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of allotting shares as bonus payment to its officers and employees.

1. Number of Treasury Shares to be Disposed		Common shares	520,000
		Preferred shares	—

2. Price of the Treasury Shares to be Disposed (Won)		Common shares	304,500
		Preferred shares	—

3. Estimated Aggregate Disposal Value (Won)		Common shares	158,340,000,000
		Preferred shares	—

4. Disposal Period		From	October 25, 2021
		To	January 11, 2022

5. Purpose of Disposal			Allotment of shares as bonus payment

6. Method of Disposal			Over-the-counter

7. Investment Brokerage Agent			Hana Financial Investment Co., Ltd.

8. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	899,500	Percentage of shares (%)	1.25
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—

9. Date of Resolution by the Board of Directors			October 12, 2021
- Attendance of Outside Directors			Present: 5; Absent: 0
- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—

10. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

11.	Other Matters Relating to an Investment Decision

-	The number of treasury shares to be disposed under Item 1 above may change within the range approved by the board of directors based on the number of officers and employees at the time of disposal.

-

In case of allotment of treasury shares pursuant to the above after the modified listing of the Company’s shares (scheduled to be November 29, 2021) following the spin-off of SK Square Co., Ltd. from the Company, the Company expects to allot the number of treasury shares of the Company after the spin-off and shares of SK Square Co., Ltd. that are collectively equivalent to the number of treasury shares of the Company prior to the spin-off.

-

Items 2 and 3 above are based on the closing price on October 8, 2021, the last trading day before the date of the resolution by the board of directors. The actual price and aggregate value of the treasury shares to be disposed may change as of the date of disposal.

-	In connection with the disposal period under Item 4 above, no treasury shares will be disposed during the trading suspension period of the Company’s shares (October 26, 2021 – November 26, 2021).

-

In connection with the method of disposal under Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of the officer or employee to whom the shares are allotted as bonus payment.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change				End	Notes
					Acquired (+)	Disposed (–)		Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	7,609,263	—	120,990		7,488,273	0	—
			Preferred shares	—	—	—		—	—	—
		Over-the- counter acquisition	Common shares	—	—	—		—	—	—
			Preferred shares	—	—	—		—	—	—
		Tender offer	Common shares	—	—	—		—	—	—
			Preferred shares	—	—	—		—	—	—
		Subtotal (a)	Common shares	7,609,263	—	120,990		7,488,273	0	—
			Preferred shares	—	—	—		—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	1,809,295	288,000	2,097,295	(1)	—	0	—
			Preferred shares	—	—	—		—	—	—
		Held by Company	Common shares	—	2,097,295(1)	500		1,197,295	899,500	—
			Preferred shares	—	—	—		—	—	—
		Subtotal (b)	Common shares	1,809,295	2,385,295	2,097,795		1,197,295	899,500	—
			Preferred shares	—	—	—		—	—	—

Other acquisition (c)			Common shares	—	—	—		—	—	—
			Preferred shares	—	—	—		—	—	—

Total (a+b+c)			Common shares	9,418,558	2,385,295	2,218,785		8,685,568	899,500	—
			Preferred shares	—	—	—		—	—	—

(1)	Represents the number of shares that were returned to the Company by the broker upon termination of the share repurchase agreement on April 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: October 12, 2021